SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 4)*


                                  BioTime, Inc.
 ................................................................................
                                (Name of Issuer)

                           Common Shares, no par value
 ................................................................................
                         (Title of Class of Securities)

                                    09066L105
 ................................................................................
                                 (CUSIP Number)

                          Paul Segall and Judith Segall
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535
 ................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 16, 1997
 ................................................................................
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                     Paul Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                    [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           172,459
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         172,459

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           236,638

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                 [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           7.2%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 2 of 24 Pages

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                     Judith Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           64,179
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         64,179

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           236,638

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                 [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           7.2%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 3 of 24 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

(a) The names of the persons filing this schedule are Paul Segall and Judith Segall.

(b) The business address of Paul Segall and Judith Segall is 935 Pardee Street, Berkeley, California 94710.

(c) Paul Segall is currently the President and Chief Executive Officer of BioTime, Inc., 935 Pardee Street, Berkeley, California 94710.

         Judith Segall is currently the Secretary of BioTime, Inc.

(d) Paul Segall and Judith Segall have not been convicted during the last five years in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) Neither Paul Segall nor Judith Segall has been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction, and neither of them has, as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both Paul Segall and Judith Segall are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used by Paul Segall and Judith Segall to purchase their Common Shares includes both personal funds and borrowed funds.

         Paul Segall has executed a Customer Agreement with Montgomery Securities and a related Representation Letter for the purpose of borrowing $193,620 to exercise certain incentive stock options (through which he purchased 21,000 Common Shares at a price of $9.22 per share) and approximately $367,962.41 to refinance certain margin loans obtained from CS First Boston during February 1997 in connection with Mr. Segall's exercise of subscription rights that were

                           Page 4 of 24 Pages
distributed by the Company pro rata to its shareholders (the "Rights Offering"). Judith Segall has also executed a Customer Agreement with Montgomery Securities and a related Representation Letter for the purpose of borrowing approximately $122,165 to refinance certain margin loans obtained from CS First Boston during February 1997 in connection with her exercise of subscription rights in the Rights Offering. Mr. and Mrs. Segall have pledged all of their Common Shares as collateral for such loans and have agreed not tosell any Common Shares of the Company while their margin loans are secured by their Common Shares. A copy of each of the aforesaid Customer Agreements and Representation Letters is filed as an Exhibit to this Schedule 13D and each is incorporated herein by reference.


Item 4.  Purpose of Transaction

         These securities were purchased for investment. Mr. and Ms. Segall may acquire additional Common Shares or sell all or some of their Common Shares based upon market and economic circumstances.

         Mr. Segall is the President and Chief Executive Officer of the Company, and Judith Segall is a Vice President and the Secretary of the Company. Both are also directors of the Company. In their capacity as officers and directors, they will participate in the management of the Company.

         Mr. and Ms. Segall do not have any current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) any change in the Company's Articles of Incorporation or Bylaws or other action which may impede the acquisition of control of the Company by any person; (vii) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) any of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Paul Segall directly owns 172,459 Common Shares, which constitute approximately 5.28% of the 3,266,193 Common Shares outstanding on September 17, 1997. Judith Segall directly owns 64,179 Common Shares, which constitute approximately 1.96% of the 3,266,193 Common Shares outstanding on September 17, 1997. The forgoing number of outstanding Common Shares is based upon information provided by the Company.

                               Page 5 of 24 Pages

         (b) Mr. and Mrs. Segall both have the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in their respective names.

         (c) On or about September 16, 1997, Paul Segall purchased 21,000 Common Shares through the exercise of an incentive stock option at a price of $9.22 per share.

         (d) Mr. and Ms. Segall both have the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in their respective names. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Paul Segall and Judith Segall are husband and wife and may consult with each other or act jointly with respect to (a) voting Common Shares held in their respective names, (b) acquiring additional Common Shares, and (c) disposing of Common Shares held in their respective names. To the extent that the Common Shares constitute community property under California law, each spouse may have the right to dispose of one-half of the shares constituting community property held by the other spouse.

Item 7.  Material to Be Filed as Exhibits

(a)      Customer Agreement between Paul Segall and Montgomery Securities

(b)      Representation Letter from Paul Segall to Montgomery Securities

(c)      Customer Agreement between Judith Segall and Montgomery Securities

(d)      Representation Letter from Judith Segall to Montgomery Securities


                           Page 6 of 24 Pages

Signature


         After reasonable inquiry and to the best of our knowledge we certify that the information set forth in the statement is true, complete and correct.

                                            /s/: Paul Segall
Dated:  September 24, 1997                 ____________________________________
                                                       Paul Segall

                                            /s/: Judith Segall
Dated:  September 24, 1997                 ____________________________________
                                                       Judith Segall

                           Page 7 of 24 Pages